UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	April 30, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

JOHN WILEY & SONS, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

111 River Street
Address of Principal Executive Office (Street and Number)

Hoboken, NJ 07030
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

John Wiley & Sons, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended April 30, 2021, within the prescribed time period because the Company and KPMG LLP, the Company’s independent registered public accounting firm and its component auditor in the United Kingdom, require additional time to complete the documentation of the audit of the Company’s consolidated financial statements as of and for the fiscal year ended April 30, 2021 in accordance with the standards of the Public Company Accounting Oversight Board. The Company expects to file its Form 10-K within the extension period of 15 calendar days as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company does not expect any changes to its previously reported financial results, including the financial results previously reported in its June 10, 2021 press release, furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed June 10, 2021. The Company also expects to conclude that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Attached hereto and filed as Exhibit 99.1 to this Form 12b-25 is the statement of KPMG LLP as contemplated by Rule 12b-25(c).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John A. Kritzmacher	201	748-6570
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			Yes ☒* No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 * The Company does not expect any changes to the financial results it previously reported in its press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed June 10, 2021.

Cautionary Notice Regarding Forward-Looking Statements “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995:

Certain matters discussed in this Form 12b-25 constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this notification of late filing that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Company’s expectation that it will file the Form 10-K within the time period prescribed by Rule 12b-25, the Company’s expectations regarding its financial results reported in its press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed June 10, 2021 and the Company’s expectations regarding its conclusions of the effectiveness of the Company’s disclosure controls and procedures. These forward-looking statements are based on management’s current expectations as of the date of this filing.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to the risk that the Company is not able to complete its Annual Report on Form 10-K in the time period that it currently expects, and the risk that the Company finds errors in its consolidated financial statements. Other important factors are discussed in detail in “Part I. Item 1A. – Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended April 30, 2020. We undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

JOHN WILEY & SONS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2021	By:	/s/ John A. Kritzmacher
John A. Kritzmacher
Executive Vice President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).